

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Christopher C. Lau
Chief Financial Officer
American Homes 4 Rent
280 Pilot Road
Las Vegas, NV 89119

> **Re: American Homes 4 Rent**
> **Form 10-K for fiscal year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-36013**

Dear Christopher C. Lau:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael E. McTiernan